EXHIBIT 99.2

Valneva Announces Filing of 2021 Universal Registration Document and US Form 20-F

Saint-Herblain (France), March 24, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announced today the filing of its 2021 Universal Registration Document (URD) with the French Financial Markets Authority (AMF) on March 23, 2022 under the filing number D.22-0140 and its Form 20-F with the U.S. Securities and Exchange Commission (SEC) on March 24, 2022.

Valneva’s 2021 Universal Registration Document includes the Company’s 2021 Annual Financial Report, Management Board Report, the Supervisory Board’s report on Corporate Governance and the Group’s Corporate Social Responsibility Report.

The 2021 URD and Form 20-F also include a description of the Group’s major agreements, including obligations, timelines and remedies related to product approval and delivery under the Advance Purchase Agreement with the European Commission.

These documents are available on Valneva’s website (https://valneva.com/investors/financial-reports/) and will also be available on the AMF (www.amf-france.org) and SEC (www.sec.gov) websites, respectively. Hard copies of these documents may be obtained from the Company, free of charge, upon request at the following address: 6 rue Alain Bombard, 44800 Saint-Herblain, France.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laëtitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com